699 Eighth Street San Francisco California 94103

December 8, 2016

VIA EDGAR AND OVERNIGHT MAIL Securities and Exchange Commission Division of Corporation Finance Office of Information Technologies and Services Mail Stop 4561 100 F Street N.E. Washington DC 20549
Attention:	Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Zynga Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 19, 2016

Ladies and Gentlemen:

Zynga Inc. (the “Company” or “we”) is submitting this letter via EDGAR and overnight mail in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 23, 2016 (the “Staff Letter”) relating to the Company’s Form 10-K for its fiscal year ended December 31, 2015 and filed on February 19, 2016. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Consolidated Financial Statements

Note 1. Overview and Summary of Significant Accounting Policies

1.

We note from your disclosures on page 15 that each of your games requires significant engineering and other resources to develop, launch and sustain via regular upgrades and expansions. Please explain how you considered the guidance in ASC 350-40.

We respectfully advise the Staff that we have carefully considered the guidance in ASC 350-40 when accounting for the software development costs for our new games and features (features are upgrades and expansions to our existing games). We refer the Staff to ASC 350-40, which defines the point at which capitalization of costs begins and which also provides examples of activities indicative of the preliminary project stage:

“Capitalization of costs shall begin when both of the following occur:

a.	Preliminary project stage is completed.
b.

Management, with the relevant authority, implicitly or explicitly authorizes and commits to funding a computer software project and it is probable that the project will be completed and the software will be used to perform the function intended. (ASC 350-40-25-12)”

“In order for costs of specified upgrades and enhancements to internal-use computer software to be capitalized in accordance with paragraphs 350-40-25-8 through 25-10, it must be probable that those expenditures will result in additional functionality. (ASC 350-40-25-7)”

“Internal and external costs incurred during the preliminary project stage shall be expensed as they are incurred. (ASC 350-40-25-1)”

“When a computer software project is in the preliminary project stage, entities will likely do the following:

a.

Make strategic decisions to allocate resources between alternative projects at a given point in time. For example, should programmers develop a new payroll system or direct their efforts toward correcting existing problems in an operating payroll system?

b.	Determine the performance requirements (that is, what it is that they need the software to do) and systems requirements for the computer software project it has proposed to undertake.
c.	Invite vendors to perform demonstrations of how their software will fulfill an entity’s needs.
d.	Explore alternative means of achieving specified performance requirements. For example, should an entity make or buy the software? Should the software run on a mainframe or a client server system?
e.	Determine that the technology needed to achieve performance requirements exists.
f.	Select a vendor if an entity chooses to obtain software.
g.	Select a consultant to assist in the development or installation of the software (ASC 350-40-20, Glossary)”

Our software development process includes significant and continual design iteration, due to continual review of new games and features to determine whether they will resonate with players and prove to be commercially viable. This constant iterative process results in uncertainty as to whether a game or feature will ultimately be completed and released.  Significant changes in new games or features frequently occur up until final approval is received and final approval to launch a new game or feature is often not provided until shortly (e.g., a few days to a week) before the launch date.  Once a new game or feature receives final approval to launch, any development taking place during the period between final approval and the actual launch does not contribute significant functionality to the game or feature about to be released.  Any such development during that period generally relates to a new feature development cycle (which starts the software development process anew).  Furthermore, due to the high level of design iteration and review, significant delays to the launch date, and even abandonment of the project, may occur prior to receiving final approval.  As a result, our new games and features significantly change and evolve throughout substantially all of the development cycle up to the point at which they are cleared for launch.

The development cycle for our new games and features includes activities which are indicative of the preliminary project stage per ASC 350-40.  Resource requirements for games often changes throughout the development cycle; our game studios consistently make strategic resource allocation decisions throughout the full range of the development cycle; and performance requirements are consistently changing throughout the development cycle.

The Company does not believe its software development costs meet the criteria for capitalization under ASC 350-40 given the significant and continual design iteration, the uncertainty surrounding the probability of launching new games and features, the continuous changes to the intended functionality that occurs throughout the development process, and the inability of the Company to conclude that any of our software projects will be completed and perform the function intended at any point during development until those projects are finally approved for release.

Note 3. Fair Value Measurements

2.

Please explain why you recorded the change in the estimated fair value of the contingent consideration as research and development expense in your consolidated statements of operations. Tell us why no portion of the contingent consideration was allocated to other operating costs such as cost of sales. Describe in detail the different performance milestones upon which the contingent consideration is based for each of the relevant acquisitions.

Our 2015 financial statements include changes in the estimated fair values of contingent consideration arrangements associated with two business combinations, Spooky Cool Labs (“Spooky Cool”) and Rising Tide Games (“Rising Tide”). When the Company acquired Spooky Cool, Spooky Cool was developing a social slots game with plans to release a web and mobile version of the game. Following the acquisition, the Spooky Cool studio continued development of the game, and after successfully launching the game, pivoted its focus to developing new games and upgrading, enhancing and expanding upon the launched game with new features. When the Company acquired Rising Tide, Rising Tide’s game, Black Diamond Casino Slots, was already in soft-launch on the iOS and Android platforms, and the Rising Tide studio’s efforts were focused on developing a web-based version of Black Diamond Casino Slots and upgrades, enhancements and expansions to Black Diamond Casino Slots for its world-wide launch. Following world-wide launch of Black Diamond Casino Slots on iOS, Android and web platforms, Rising Tide studio’s efforts shifted to focus on developing a new game and upgrades, enhancements and expansions to Black Diamond Casino Slots. The pre- and post-acquisition activities of Spooky Cool and Rising Tide constitute an iterative process that involve the invention of new functions and features as well as the actual design and implementation of such features within the game.

We respectfully advise the Staff that we carefully considered the guidance in ASC 730 Research and Development and the post-acquisition activities being carried out by both the Spooky Cool studio and the Rising Tide studio when determining the classification of changes in the estimated fair value of contingent consideration in our consolidated statement of operations. We respectfully refer the Staff to the following definitions from ASC 730:

ASC 730 defines “research” as “planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (referred to as “product”) or a new process or technique (referred to as “process”) or in bringing about a significant improvement to an existing product or process.”

ASC 730 defines “development” as “the translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use. It includes the conceptual formulation, design and testing of product alternatives, construction of prototypes and operation of pilot plants.”

Due to the highly iterative design process inherent in the Company’s development cycle for new games, upgrades and expansions as noted above, the costs generated by our game studios match the ASC 730 definitions noted above. The development work done by both the Spooky Cool studio and the Rising Tide studio was to significantly improve the existing technology acquired by the Company in the acquisitions of Spooky Cool and Rising Tide, respectively. Much of this development work consisted of design features, as well as consideration and implementation of alternatives to those features. As the activities of the Spooky Cool studio and the Rising Tide studio primarily relate to research and development as defined by ASC 730, we believe the changes in fair value of contingent consideration arrangements related to the acquisitions of Spook Cool and Rising Tide are most appropriately classified as research and development expense within our consolidated statement of operations.

The Company did not classify the change in fair value of contingent consideration within cost of sales, sales and marketing, and general and administrative expense because, in the Company’s opinion, classification into one of those operating cost lines would not be appropriate as the activities of the Spooky Cool studio and the Rising Tide studio most closely match the ASC 730 definition of research and development. The Company’s cost of sales relates to the direct costs incurred to generate online game revenue. As the changes in fair value of our contingent consideration are costs (or benefits) that are driven by the success or failure of future launches and features, the Company does not consider these costs (or benefits) to be direct costs of generating online game revenue in a given period. With respect to general and administrative and sales and marketing expense, the Company determined these cost classifications would not be appropriate based on the activities being carried out by each of the Spooky Cool studio and the Rising Tide studio.

In response to the Staff’s comment regarding the performance milestones upon which the contingent consideration is based for the acquisitions of Spooky Cool and Rising Tide, we respectfully advise the Staff that for both of these acquisitions, the contingent consideration future performance targets described by our disclosures are based on the Spooky Cool studio or the Rising Tide studio, as applicable, achieving certain levels of “Adjusted EBITDA” (i.e., a financial metric based upon studio game earnings, adjusted as defined in the applicable acquisition agreement that was specifically negotiated for each of Spooky Cool and Rising Tide for the sole purpose of measuring whether performance consideration was earned).  Upon achievement of specific levels of “Adjusted EBITDA”, the prior shareholders of Spooky Cool and Rising Tide earn additional consideration.

Closing Comments

As requested in the Staff Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. Please do not hesitate to call me at 415-445-4207 if you have any questions or would like any additional information.

Sincerely,

/s/ Devang Shah

Devang Shah
General Counsel, Secretary and Senior Vice President